Checkpoint Therapeutics, Inc.

November 5, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Checkpoint Therapeutics, Inc. (CIK 0001651407)
Application for Withdrawal of Registration Statement on Form 10-12G filed on September 8, 2015 (File No. 000-55506)

Ladies and Gentlemen:

Checkpoint Therapeutics, Inc., a Delaware corporation (the “Company”), hereby applies for an order granting the immediate withdrawal of the Company’s registration statement on Form 10-12G, which was initially filed with the Securities and Exchange Commission (the “Commission”) on September 8, 2015 under File Number 000-55506 (together with all exhibits thereto, the “Registration Statement”).

The Company is in the process of responding to comments made by the Commission staff in its letter dated October 5, 2015. In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, the Registration Statement would automatically become effective on November 7, 2015 (60 days after the initial filing of the Registration Statement). The Company is therefore requesting that the Registration Statement be immediately withdrawn.

Following the withdrawal, the Company plans to file a replacement Registration Statement on Form 10-12G with the Commission that is responsive to the Commission staff’s comments.

Should you have any questions regarding the foregoing application for withdrawal, please contact Mark McElreath, our legal counsel in connection with the Registration Statement, at (212) 210-9595 or mark.mcelreath@alston.com.

Very truly yours,

CHECKPOINT THERAPEUTICS, INC.

By:	/s/ James F. Oliviero
James F. Oliviero
Chief Executive Officer